EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the Three Months Ended March 31, 2016

EARNINGS:
Earnings before income taxes	$88,708
Fixed charges	48,793
Add: Amortization of capitalized interest	148
Less: Interest capitalized	—
Earnings available for fixed charges (A)	$137,649

FIXED CHARGES:
Interest and other financial charges	$37,964
Portion of rents representing interest expense	10,829
Total fixed charges (B)	$48,793

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.82x